SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                AULT INCORPORATED
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                                (Name of Issuer)

                           Common Stock, No Par Value
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                         (Title of Class of Securities)

                                    051503100
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                                 (CUSIP Number)
                                                     with a copy to:
Colin W. Dunn, Vice President and Treasurer          Peter H. Ehrenberg, Esq.
Bel Fuse Inc.                                        Lowenstein Sandler PC
198 Van Vorst Street                                 65 Livingston Avenue
Jersey City, New Jersey 07302                        Roseland, New Jersey  07068
(201) 432-0463                                       (973) 597-2350

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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                  March 3, 2000
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

________________________________________________________________________________
1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only):

                            Bel Fuse Inc./22-1463699
________________________________________________________________________________
2)   Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)                                Not
         (b)                                Applicable
________________________________________________________________________________
3)   SEC Use Only
________________________________________________________________________________
4)   Source of Funds (See Instructions):    WC
________________________________________________________________________________
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                 Not Applicable
________________________________________________________________________________
6)   Citizenship or Place of Organization:           New Jersey
________________________________________________________________________________
     Number of                             7) Sole Voting Power:         212,300
                                              ----------------------------------
     Shares Beneficially                   8) Shared Voting Power:             0
                                              ----------------------------------
     Owned by
     Each Reporting                        9) Sole Dispositive Power:    212,300
                                              ----------------------------------
     Person With                          10) Shared Dispositive Power:        0
                                              ----------------------------------
________________________________________________________________________________
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:    212,300
________________________________________________________________________________
12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions):       Not Applicable
________________________________________________________________________________
13)  Percent of Class Represented by Amount in Row (11):     4.8%
________________________________________________________________________________
14)  Type of Reporting Person (See Instructions):    CO
________________________________________________________________________________

Item 5.   Interest in Securities of the Issuer.

          Based upon information set forth in the Company's Quarterly Report on Form 10-Q for the quarterly period ended November 28, 1999, as of such date there were outstanding 4,391,787 shares of Common Stock. As of March 3, 2000, Bel Fuse beneficially owned an aggregate of 212,300 shares of Common Stock, or 4.8% of the Common Stock outstanding. Bel Fuse has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all 212,300 shares of Common Stock beneficially owned by it.

          The following table details the transactions in the Common Stock by Bel Fuse during the past sixty days, each being effected in an ordinary brokerage transaction:

                                   (Purchases)

                                      NONE

                                     (Sales)

   Date                              Quantity                            Price

February 16, 2000                       600                             $10.50
March 2, 2000                        31,000                             $10.03
March 3, 2000                         6,000                             $10.03


          No other person is known by Bel Fuse to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Bel Fuse. On March 3, 2000, Bel Fuse ceased to be the beneficial owner of more than 5% of the Common Stock outstanding.

                                    Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           March 9, 2000

                                           BEL FUSE INC.


                                           /s/ Colin W. Dunn
                                           ____________________________________
                                           Name:    Colin W. Dunn
                                           Title:   Vice President and Treasurer

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).